UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 2, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Tesla Motors, Inc.

File No. 333-164593 - CF#32615

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Tesla Motors, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on January 29, 2010, as amended.

Based on representations by Tesla Motors, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.32	through June 1, 2016
Exhibit 10.32B	through June 1, 2016
Exhibit 10.32C	through June 1, 2016
Exhibit 10.43	through May 24, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary